ATA 3/14/2002

02019926

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-23326~~ 8-45236

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 08 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01 / 01 / 01** (MM/DD/YY) AND ENDING **12 / 31 / 01** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H.L.H. Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Silver Pine Drive
(No. and Street)

Newport Coast	**CA**	**92657**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Hull III **(714) 546-6256**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

222 S. Harbor Blvd., Suite 800	**Anaheim**	**CA**	**92805**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

I, Howard Hull, III, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedule pertaining to the Firm of H.L.H. Securities, Inc. as of December 31, 2001 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Howard L Hull III

Signature

Subscribed and sworn to before me on this 11th day of February, 2002.

Vice President

Title

Notary Public Carol King

CAROL KING
Comm. # 1317852
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires Aug. 14, 2005

This report* contains (check all that are applicable):

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Stockholder's Equity or Partner's or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Report on Internal Control

* For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

H.L.H. SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2001

CONTENTS

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors
H.L.H. Securities, Inc.
Newport Coast, California

We have audited the accompanying statement of financial condition of H.L.H. Securities, Inc. (the Company) as of December 31, 2001, and the related statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H.L.H. Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Anaheim, California
February 11, 2002

H.L.H. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

Assets		
Cash	$	18,833
Liabilities and Stockholder's Equity		
Liabilities, commissions payable	$	6,598
Stockholder's Equity (Note 2)		
Common stock, no par value; authorized 10,000,000 shares; 10,000 shares issued and outstanding		6,180
Retained earnings		6,055
		12,235
	$	18,833

See Notes to Financial Statements.

H.L.H. SECURITIES, INC.

STATEMENT OF OPERATIONS
Year Ended December 31, 2001

Revenue:		
Interest income	$	358
		358
Expenses:		
Professional fees (Note 3)		15,725
Membership and other fees		2,644
Insurance		2,240
Less reimbursements (Note 3)		(13,101)
		7,508
Net (loss)	$	(7,150)

See Notes to Financial Statements.

H.L.H. SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY
Year Ended December 31, 2001

	Common Stock	Retained Earnings	Total
Balance, beginning	$ 6,180	$ 13,205	$ 19,385
Net (loss)	-	(7,150)	(7,150)
Balance, ending	$ 6,180	$ 6,055	$ 12,235

See Notes to Financial Statements.

H.L.H. SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

Cash Flows from Operating Activities, net (loss)	$	(7,150)
Cash		
Beginning		25,983
Ending	$	18,833

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: H.L.H. Securities, Inc. (the Company) is principally engaged in the business of structuring investments to be offered primarily to pension funds and/or other institutional investors. The Company operates under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Additionally, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(2)(i) provide that the Company will carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker/dealer, does not hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with its customers through a bank account designated as a special account for the exclusive benefit of its customers.

A summary of the Company's significant accounting policies follows:

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company, with the consent of its stockholder, has elected to be taxed under sections of the federal tax law which provide that in lieu of federal corporation income taxes, the stockholder separately accounts for his pro rata shares of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for federal corporation income taxes.

Note 2. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $12,235 and $5,000 respectively. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 0.54 to 1.

Note 3. Statement of Operations

During the year ended December 31, 2001, the Company paid $5,500 to related parties for services.

During the year ended December 31, 2001, the Company received reimbursements of expenses from business partners totaling $13,101.

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

To the Board of Directors
H.L.H. Securities, Inc.
Newport Coast, California

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Anaheim, California
February 11, 2002

H.L.H. SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c 3-1
December 31, 2001

		Schedule I
Aggregate indebtedness		
Commissions payable	$	6,598
Minimum net capital required	$	5,000
Net capital		
Total stockholder's equity from statement of financial condition	$	12,235
Minimum net capital required		5,000
Net capital in excess of minimum requirements	$	7,235
Ratio of aggregate indebtedness to net capital		0.54 to 1

Note: There are no material differences between the amounts presented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A focus report. Accordingly, no reconciliation is deemed necessary.

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
H.L.H. Securities, Inc.
Newport Coast, California

In planning and performing our audit of the financial statements of H.L.H. Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of such to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Anaheim, California
February 11, 2002